SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House 245 Blackfriars Road London SE1 9UY United Kingdom
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ______

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated June 1, 2005
2.	Press release dated June 3, 2005
3.	Press release dated June 7, 2005
4.	Press release dated June 13, 2005
5.	Press release dated June 13, 2005
6.	Press release dated June 15, 2005
7.	Press release dated June 15, 2005
8.	Press release dated June 16, 2005
9.	Press release dated June 17, 2005
10.	Press release dated June 20, 2005
11.	Press release dated June 21, 2005
12.	Press release dated June 21, 2005
13.	Press release dated June 21, 2005
14.	Press release dated June 22, 2005
15.	Press release dated June 24, 2005
16.	Press release dated June 27, 2005
17.	Press release dated June 28, 2005
18.	Press release dated June 28, 2005
19.	Press release dated June 29, 2005
20.	Press release dated June 29, 2005
21.	Press release dated June 29, 2005
22.	Press release dated June 29, 2005
23.	Press release dated June 30, 2005
24.	Press release dated June 30, 2005
25.	Press release dated June 30, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: September 30th, 2005	By:	/s/ Anne C. Siddell

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

For immediate announcement

United Business Media completes sale of NOP World for £383m
Set for £300m Special Dividend with Share Consolidation

United Business Media plc (“UBM”) announces that it has completed the sale of its market research business, NOP World, to GfK Aktiengesellschaft (“GfK”), for £383 million in cash.  The disposal agreement was announced on 15 April 2005.

Earlier this year, UBM announced a review of strategic options for NOP World.  A number of third parties expressed their interest in acquiring NOP World and the Board concluded that the sale of NOP World to GfK would maximise value for UBM shareholders.

UBM intends to return £300m of the proceeds to shareholders – all of it by way of a special dividend of approximately 90p per share.  In order to maintain comparability of the UBM share price and earnings and dividend per share before and after the payment of the special dividend, the Board intends to seek shareholder approval to implement a consolidation of UBM’s issued ordinary share capital.

A circular will be posted to shareholders with details of the proposed return of funds and to convene the necessary EGM.  Subject to shareholder approval, the special dividend and consolidation should be completed by the end of June.

David Levin, Chief Executive Officer of UBM, said: “I am delighted with the achievement of this excellent result, enabling us to make a substantial capital return to shareholders and creating a more focused UBM which can continue to develop its global publishing and events interests.”

NOP World is a leading provider of both syndicated and custom primary research and consulting support services. During the year to 31 December 2004, NOP World generated £222.9 million of turnover (2003: £203.9 million), £20.1 million of profit before interest, tax and amortisation (2003: £19.3 million) and £7.9 million of profit before interest and tax (2003: £4.9 million).  At 31 December 2004, NOP World had net operating assets of £80.2 million.

The consideration of £383 million is stated on a debt/cash free basis and is subject to an adjustment to reflect the level of working capital at completion.

Dresdner Kleinwort Wasserstein Limited and Allen & Company LLC acted as financial advisers to UBM on this disposal.

For further information please contact:

For United Business Media enquiries:

Michael Waring	United Business Media	+ 44 20 7921 5031
Colin Browne	The Maitland Consultancy	+ 44 20 7379 5151

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 2.

For immediate release	3rd June 2005

Proposed Special Dividend and Share Consolidation

Following a strategic review of options to maximise the value for Shareholders of UBM’s market research business, NOP World, United Business Media plc announced on 15 April 2005 that it had agreed to sell NOP World to GfK Aktiengesellschaft for £383 million in cash.

Subsequent to the announcement of the sale, on 12 May 2005, UBM stated its intention to return £300 million of the sale proceeds to shareholders by way of a special dividend. Following the successful completion of the NOP World disposal on 1 June 2005, the Board is proposing to pay a Special Dividend of 89 pence per Existing Ordinary Share.

In order to maintain comparability of the UBM share price and earnings and dividend per share before and after the payment of the Special Dividend, the Board is also seeking Shareholder approval to implement a consolidation of UBM’s issued ordinary share capital. The Share Consolidation will replace 17 Existing Ordinary Shares with 14 New Ordinary Shares.

UBM has posted a circular to Shareholders today setting out the details of the Special Dividend and the Share Consolidation and a notice of an Extraordinary General Meeting to be held at 10 a.m. on 20 June 2005 to seek the requisite approval from Shareholders.

Expected timetable of principal events

Latest time for receipt of Forms of Proxy to be valid at the EGM	10.00 a.m. on 18 June
Extraordinary General Meeting	10.00 a.m. on 20 June
Last time for dealings in Existing Ordinary Shares	4.30 p.m. on 20 June
Record Date for entitlement to the Special Dividend and for the Share Consolidation	6.00 p.m. on 20 June
Shares marked ex-Special Dividend	21 June
Admission of New Ordinary Shares and dealings commence	8.00 a.m. on 21 June
New Ordinary Shares credited to CREST accounts	21 June
Payment of Special Dividend	28 June
Despatch of share certificates for New Ordinary Shares and cheques in respect of the sale of fractional entitlements to New Ordinary Shares	30 June

All times stated in this announcement are London time. If any of the above dates change, the revised dates will be notified to Shareholders by announcement through a Regulatory Information Service.

A copy of the circular has been submitted to the UK Listing Authority and is available for public inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
Financial Services Authority, 25 The North Colonnade, London E14 5HS.

All definitions used in the circular to Shareholders dated 3 June 2005 have the same meaning when used in this announcement.

Enquiries
United Business Media plc
Anne Siddell	+44 (0)20 7921 5000
Company Secretary
Michael Waring
Director of Communications	+44 (0) 20 7921 5031
Dresdner Kleinwort Wasserstein
Julian Smith	+44 (0)20 7623 8000
Media Enquiries
Colin Browne, The Maitland Consultancy	+44 (0)20 7379 5151

Dresdner Kleinwort Wasserstein, which is regulated in the United Kingdom by The Financial Services Authority, is acting exclusively for United Business Media plc and for no one else in connection with the Proposals referred to in this document, and will not be responsible to anyone other than United Business Media for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited nor for providing advice to any other person in relation to the Proposals.

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

7 JUNE 2005

12.	Total holding following this notification

12,877,008 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

3.82%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 7 JUNE 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	12,877,008
Total	12,877,008

Appendix 4.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 10 June 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 519.94 pence per ordinary share.

Appendix 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Legal & General Group plc companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

10 JUNE 2005

12.	Total holding following this notification

24,295,497

13.	Total percentage holding of issued class following this notification

7.2%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 13 June 2005

Material Interest	Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945	128,985
HSBC Global Custody Nominee (UK) Ltd A/C 923363	525,400
HSBC Global Custody Nominee (UK) Ltd A/C 775237	221,143
HSBC Global Custody Nominee (UK) Ltd A/C 942199	991,000
HSBC Global Custody Nominee (UK) Ltd A/C 942229	977,000
HSBC Global Custody Nominee (UK) Ltd A/C 942217	1,110,000
HSBC Global Custody Nominee (UK) Ltd A/C 942205	1,022,100
HSBC Global Custody Nominee (UK) Ltd A/C 942175	987,100
HSBC Global Custody Nominee (UK) Ltd A/C 942187	860,920
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,298,737
HSBC Global Custody Nominee (UK) Ltd A/C 130007	225,100
HSBC Global Custody Nominee (UK) Ltd A/C 770286	365,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206	8,601,022
HSBC Global Custody Nominee (UK) Ltd A/C 866197	77,406
HSBC Global Custody Nominee (UK) Ltd A/C 904332	66,800
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,500
HSBC Global Custody Nominee (UK) Ltd A/C 969995	232,700
HSBC Global Custody Nominee (UK) Ltd A/C 754612	2,337,700
HSBC Global Custody Nominee (UK) Ltd A/C 361602	63,500
HSBC Global Custody Nominee (UK) Ltd A/C 282605	2,837,500
HSBC Global Custody Nominee (UK) Ltd A/C 360509	544,384
HSBC Global Custody Nominee (UK) Ltd A/C 766793	329,300
HSBC Global Custody Nominee (UK) Ltd A/C 824434	98,200
HSBC Global Custody Nominee (UK) Ltd A/C 924422	377,000
TOTAL	24,295,497

Appendix 6.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

15 JUNE 2005

12.	Total holding following this notification

13,518,345 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

4.00%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 15 JUNE 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	13,518,345
Total	13,518,345

Appendix 7.

For immediate release	15 June 2005

United Business Media to acquire leading UK titles:
“Theme” magazine and the “Bar Show” exhibition

United Business Media today announced an agreement to acquire “Theme” magazine and the “Bar” exhibition from Mondiale Publishing.

The assets featured in today’s announcement complement the “Publican” group of publications and events which UBM acquired in February, and which have now been fully integrated.  Integration of today’s titles into UBM’s operational infrastructure will reduce overheads and generate cross-selling opportunities.

The purchase price is £5m million in cash.  “Theme” and “Bar Show” generated £2.1m of revenue and £0.6m of EBITA in the year to end of June 2004.  The proposed acquisition should be earnings enhancing in its first twelve months and is expected to exceed UBM’s hurdle rate of return in its first year.  The transaction is subject to approval by the OFT.

These businesses will report into Bernard Gray, CEO of CMP Information (CMPi) and United Advertising Publications (UAP).

Bernard Gray, said

“These leading publishing assets will give further breadth and depth to the range of specialists products available to our clients.  The financial case is attractive and we have identified operating efficiencies and the opportunity to develop new and existing revenues streams.”

UBM CEO David Levin, said

“These assets represent another good “bolt on” opportunity for UBM, allowing us to further consolidate our chosen markets. The transaction meets our strict financial criteria and moves forward the implementation of our continuing strategy.”

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

Theme

Theme Magazine is a leading monthly publication for the hospitality sector, read by buyers, specifiers, designers, architects, brand managers and decision makers in the bar and restaurant business.

Since its launch in 1995, Theme has held a mirror up to the changing face of bar and restaurant design throughout the UK, championing innovation, experimentation and excellence in new venues and their operation, whilst following developments in all aspects of the industry.

Bar Show

The Bar Show is a leading event for the hospitality industry. It is dedicated to bringing together over 200 suppliers with over 8,381* visitors (*ABC audited) to do business in a vibrant atmosphere full of new products and ideas.

It covers every aspect of opening, running or refurbishing a bar. Exhibitors range from interior designers and furniture manufacturers to alcoholic drinks brands and mixers, to the very best in audio-visual technology and entertainment.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 8.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

16 JUNE 2005

12.	Total holding following this notification

13,406,264 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

3.97%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 16 June 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	13,406,264
Total	13,406,264

Appendix 9.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

SUBSIDIARY COMPANIES OF AND COMPANIES AFFILIATED TO SCHRODERS PLC

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

17 JUNE 2005

12.	Total holding following this notification

36,490,174 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

10.79%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 17 June 2005

Registered Holder	No. of Shares

Schroder Nominees Limited	10,747,157
Subtotal:	10,747,157
Schroder Unit Trusts Limited	7,124,788
Subtotal:	7,124,788
Bank of New York	519,350
Banque Internationale a Luxembourg	179,885
Banque Nationale de Paris	29,900
Bermuda Trust (Dublin) Ltd	138,131
Bermuda Trust (Far East)	24,074
BNY (OCS) Nominees Limited a/c: 219021	392,484
CDC IXIS	1,286,259
Chase Manhattan Bank	1,197,564
Chase Nominees Limited	3,269,997
HSBC Bank International a/c: 10096301	47,090
HSBC Global Custody Nominee (UK) Ltd	588,319
HSBC Global Custody Nominee (UK) Ltd a/c: 771401	62,977
Master Trust Bank of Japan	285,044
Mellon Nominees (UK) Ltd	171,700
Morgan Nominees Limited a/c: GRL-Crest ID: AG01	183,000
Nortrust Nominees Limited	4,627,047
Nortrust Nominees Limited a/c: BOCPF	306,691
Nortrust Nominees Limited a/c: SRC13	32,500
Nutraco Nominees Limited	40,000
Oppenheim Kapitalanlagegesellschaft	12,900
Pictet & Cie	556,186
RBSTB Nominees Ltd	513,100
State Street Nominees Limited	1,060,756
State Street Nominees Limited a/c: 823666	1,039,920
State Street Nominees Limited a/c: 823812	402,887
State Street Nominees Limited a/c: 823654	1,522,753
Sumitomo Trust & Banking	15,545
UFJ Trust Bank	112,170
Subtotal:	18,618,229
TOTAL:	36,490,174

Appendix 10.

UNITED BUSINESS MEDIA plc
EXTRAORDINARY GENERAL MEETING 20 JUNE 2005

At the extraordinary general meeting of United Business Media plc held on 20 June 2005, all resolutions put to shareholders were duly passed.

Voting was conducted by a show of hands and the final proxy votes received in respect of each resolution put to the meeting are as set out below:-

	Votes for (including votes to be cast at chairman’s discretion)	Votes against

Share consolidation	188,203,205	107,335
Authority to purchase ordinary shares	188,151,717	158,610

The number of ordinary shares in issue at 20 June 2005 was 337,931,987. Proxy votes were received in respect of 188,691,167 shares, representing approximately 56% of issued equity.

Anne Siddell
Company Secretary

Appendix 11.

21st June 2005

United Business Media
Pre-close Season Update*

2005 First Half Trading

Overall On Track, Trends Noted at AGM Continue

GROUP SUMMARY

Revenues and profits are in line with the trends UBM indicated at the time of the Annual General Meeting in May.

UBM continues to achieve good revenue growth in its important exhibition business, and in its online operations; US news distribution is also showing solid revenue growth; however, as noted previously, print continues to face significant challenges.

OPERATING HIGHLIGHTS OF THE FIRST HALF OF 2005

CMPi / UAP

Overall performance at CMP Information remains on track with its expectations, CMPi is delivering steady positive growth on the prior year. Revenue trends in May improved on March and April.  The 2005 new product development programme continues apace. Exchange & Mart trading continues to reflect the trends noted at the AGM.  The Publican and other related licensed trade assets – acquired in 2005 - have now been integrated into UAP and are performing in line with business case.

CMP Asia

CMP Asia has again achieved good overall progress with strong performance from the major Hong Kong Jewellery Fairs in June.  CMP Asia is exploring the good growth opportunities in a wide range of Asian markets and has continued with its extensive programme of brand extensions and new product launches, in particular in China and Japan.

CMPMedica

CMPMedica is performing broadly on track, with the core Drug Information Systems products performing in line with expectations in Europe but with general softness in the existing trade press businesses and across the Asia/Pacific operations.  The integration of the 2005 acquisition of new medical trade press titles in France is underway and that new business is performing in line with business case.

CMP Media

CMP Media is performing in line with the trends noted at UBM’s Annual General Meeting in May, with strength in events and online, and print ad page volumes down.  In Medical education, single sponsor events improved somewhat in the first half but most of the major multi sponsor events have now been deferred by customers to the second half of the year

The US Entertainments business – formerly part of CMPi and now being integrated into CMP Media – performed well.

Across CMP Media the 2005 programme of investment in new products is now well underway.

PR Newswire

In the first half of 2005, PR Newswire is in line to achieve its three main objectives, a strong performance from its core US messaging business, good progress from the ongoing development of its product range and a ten per cent operating margin in the Rest of the World.

OPERATING EFFICIENCIES

The group is moving ahead with the implementation of the next phase of a major programme of offshoring and outsourcing – these remain on track to improve operating margins over the next two years.

FIXED ASSET INVESTMENT

Five continues to perform well, delivering year on year increases in its share of advertising and its share of audience, and growing its operating profits.

FINANCING

During the first half of 2005 UBM completed a £325m refinancing at 32.5 basis points over LIBOR. This replaces a £500m facility at 45.0 basis points above LIBOR.

During the first half of 2005 UBM purchased for cancellation 250,000 of its ordinary shares at 519.94p per ordinary share.

RESTATED PRIOR PERIOD RESULTS

By the end of June UBM intends to publish its full year and interim 2004 results restated for the effects of IFRS and also on the basis of the new segmental layout of UBM’s operating divisions – eg reflecting the recent reorganisations. An indication of the effects of IFRS on the 2004 financial results was provided in February 2005 - it is not anticipated that the formal audited restatement of the 2004 results will be materially different from that early indication.

*UBM is scheduled to announce its interim results for 2005 on 27 July 2005. This announcement is the routine update prior to entering the July close season associated with the interim results

For further information please contact:

For United Business Media enquiries:

Michael Waring	United Business Media	+ 44 20 7921 5031
Colin Browne	The Maitland Consultancy	+ 44 20 7379 5151

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 12.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

SUBSIDIARY COMPANIES OF AND COMPANIES AFFILIATED TO SCHRODERS PLC

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

20 JUNE 2005

11.	Date company informed

21 JUNE 2005

12.	Total holding following this notification

37,447,995 ORDINARY SHARES OF 25P (PRE CONSOLIDATION)

13.	Total percentage holding of issued class following this notification

11.08% (PRE CONSOLIDATION)

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 22 June 2005

Registered Holder	No. of Shares

Schroder Nominees Limited	10,747,157
Subtotal:	10,747,157
Schroder Unit Trusts Limited	7,124,788
Subtotal:	7,124,788
Schroder Investment Management North America Limited	130,208
Subtotal:	130,208
Schroder Investment Management Hong Kong Limited	146,450
Subtotal:	146,450
Schroder Investment Management Japan Limited	127,715
Subtotal:	127,715
Schroder & Co. Limited	198,611
Subtotal:	198,611
Bank of New York	519,350
Banque Internationale a Luxembourg	179,885
Banque Nationale de Paris	29,900
Bermuda Trust (Dublin) Ltd	138,131
Bermuda Trust (Far East)	24,074
BNY (OCS) Nominees Limited a/c: 219021	392,484
CDC IXIS	1,286,259
Chase Manhattan Bank	1,152,401
Chase Nominees Limited	3,269,997
HSBC Bank International a/c: 10096301	47,090
HSBC Global Custody Nominee (UK) Ltd	588,319
HSBC Global Custody Nominee (UK) Ltd a/c: 771401	62,977
Master Trust Bank of Japan	285,044
Mellon Nominees (UK) Ltd	171,700
Morgan Nominees Limited a/c: GRL-Crest ID: AG01	183,000
Nortrust Nominees Limited	4,750,489
Nortrust Nominees Limited a/c: BOCPF	306,691
Nortrust Nominees Limited a/c: SRC13	32,500
Nutraco Nominees Limited	40,000
Oppenheim Kapitalanlagegesellschaft	12,900
Pictet & Cie	556,186
RBSTB Nominees Ltd	513,100
State Street Nominees Limited	1,060,756
State Street Nominees Limited a/c: 823666	1,134,579
State Street Nominees Limited a/c: 823812	442,056
State Street Nominees Limited a/c: 823654	1,665,483
Sumitomo Trust & Banking	15,545
UFJ Trust Bank	112,170
Subtotal:	18,973,066
TOTAL:	37,447,995

Appendix 13.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 21 June 2005 it purchased for cancellation 250,000 of its ordinary shares at an average price of 511.565 pence per ordinary share.

Appendix 14.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 22 June 2005 it purchased for cancellation 250,000 of its ordinary shares at an average price of 508.495 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 15.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 24 June 2005 it purchased for cancellation 250,000 of its ordinary shares at an average price of 495.972 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 16.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 27 June 2005 it purchased for cancellation 500,000 of its ordinary shares at an average price of 489.0279 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 17.

UNITED BUSINESS MEDIA plc

DIRECTORS’ INTERESTS IN SHARES

Following the Share Consolidation, which took place on 21 June 2005, whereby shareholders received 14 new ordinary shares of 30 5/14 pence each (the “New Ordinary Shares”) for every 17 ordinary shares of 25 pence held, the interests of the Directors in the New Ordinary Shares are as follows:

Director	Number of New Ordinary Shares of 30 5/14 pence each	Percentage of the issued share capital

David Levin	5,764	0.0021%
Charles Gregson	271,982	0.098%
Nigel Wilson	16,016	0.006%
Geoff Unwin	69,850	0.025%
Chris Powell	14,449	0.005%
John Botts	13,889	0.005%
Sandy Leitch	693	0.0002%
Chris Hyman	2,392	0.0008%
Adair Turner	12,261	0.004%
Jonathan Newcomb	10,133	0.003%

Anne Siddell
Company Secretary

28 June 2005

Appendix 18.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 28 June 2005 it purchased for cancellation 250,000 of its ordinary shares at an average price of 491.49 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 19.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 29 June 2005 it purchased for cancellation 500,000 of its ordinary shares at an average price of 495.1 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 20.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

SUBSIDIARY COMPANIES OF AND COMPANIES AFFILIATED TO SCHRODERS PLC

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30P

10.	Date of transaction

UNKNOWN

11.	Date company informed

28 JUNE 2005

12.	Total holding following this notification

31,501,959 ORDINARY SHARES OF 30P

13.	Total percentage holding of issued class following this notification

11.34%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 29 June 2005

Registered Holder	No. of Shares

Schroder Nominees Limited	9,256,834
Subtotal:	9,256,834
Schroder Unit Trusts Limited	5,837,295
Subtotal:	5,837,295
Schroder Investment Management North America Limited	107,229
Subtotal:	107,229
Schroder Investment Management Hong Kong Limited	120,602
Subtotal:	120,602
Schroder & Co. Limited	123,901
Subtotal:	123,901
Bank of New York	427,700
Banque Internationale a Luxembourg	148,140
Banque Nationale de Paris	24,623
Bermuda Trust (Dublin) Ltd	113,754
Bermuda Trust (Far East)	19,825
BNY (OCS) Nominees Limited a/c: 219021	323,222
CDC IXIS	1,059,272
Chase Manhattan Bank	967,799
Chase Nominees Limited	2,719,776
HSBC Bank International a/c: 10096301	38,780
HSBC Global Custody Nominee (UK) Ltd	484,498
HSBC Global Custody Nominee (UK) Ltd a/c: 771401	51,863
Master Trust Bank of Japan	461,742
Mellon Nominees (UK) Ltd	148,944
Morgan Nominees Limited a/c: GRL-Crest ID: AG01	150,705
Nortrust Nominees Limited	3,912,164
Nortrust Nominees Limited a/c: BOCPF	252,569
Nortrust Nominees Limited a/c: SRC13	26,764
Nutraco Nominees Limited	32,941
Oppenheim Kapitalanlagegesellschaft	10,623
Pictet & Cie	458,035
RBSTB Nominees Ltd	422,551
State Street Nominees Limited	916,012
State Street Nominees Limited a/c: 823666	1,043,000
State Street Nominees Limited a/c: 823812	364,046
State Street Nominees Limited a/c: 823654	1,371,574
Sumitomo Trust & Banking	12,801
UFJ Trust Bank	92,375
Subtotal:	16,056,098
TOTAL:	31,501,959

Appendix 21.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Hermes Pensions Management Limited

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30P

10.	Date of transaction

UNKNOWN

11.	Date company informed

24 JUNE 2005

12.	Total holding following this notification

8,789,729 ORDINARY SHARES OF 30P

13.	Total percentage holding of issued class following this notification

3.17%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5061

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 29 June 2005

Registered Holder	No. of Shares

BriTel Fund Nominees Ltd	557,109
Chase Nominees Ltd	8,452,824
TOTAL	8,789,729

Appendix 22.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30P

10.	Date of transaction

UNKNOWN

11.	Date company informed

24 JUNE 2005

12.	Total holding following this notification

9,916,422 ORDINARY SHARES OF 30P

13.	Total percentage holding of issued class following this notification

3.57%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 29 JUNE 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	3,590,032
Chase GA Group Nominees Limited	3,013,212
Chase Nominees Limited	172,133
CUIM Nominee Limited	3,141,045
TOTAL	9,916,422

Appendix 23.

United Business Media plc

Purchase of Own Securities

United Business Media plc announces that on 30 June 2005 it purchased for cancellation 400,000 of its ordinary shares at an average price of 495.5984 pence per ordinary share.

Anne Siddell
Company Secretary

Appendix 24.

For immediate release	30 June 2005

United Business Media to sell UK Automotive Titles

United Business Media plc (“UBM”) today announced its intention to sell Exchange & Mart and Auto Exchange.  This decision is the outcome of a  review of UAP’s portfolio, following a recent UBM reorganisation.  The review determined that these titles would be more valuable to other organisations and therefore that a sale is in the best interests of UBM shareholders, with proceeds to be reinvested in UBM’s core businesses.

In 2004, the UAP automotive titles now for sale generated £35.8m of revenue, online page impressions on the Exchange & Mart website averaged well over 5 million per month, and Auto Exchange held a 70 per cent share of free pick-up magazines and achieved a 7 per cent growth in ad sales over 2003.

Under the reorganisation in May, responsibility for United Advertising Publications (“UAP”), which includes Exchange & Mart and Auto Exchange, was passed to Bernard Gray, the CEO of CMP Information (“CMPi”). Both CMPi and UAP operate significant classified advertising businesses and the remaining UAP titles will become fully integrated with CMPi’s operations – the UAP classified titles include Daltons Weekly, Trade-It, Trader, Private Villas, Opportunities, and the recently acquired Publican.

UBM has appointed Merrill Lynch to conduct the disposal

Bernard Gray, CEO of CMPi, said:

“CMPi and UAP both have excellent classified advertising businesses. Exchange & Mart is a particularly strong brand, but one which we believe other organisations are better placed to develop, particularly around the automotive classified sector.  We have been approached with regard to these titles, indicating that there is already an encouraging level of interest.  The integration of the other UAP titles and businesses into the CMPi fold is now underway and we are excited by the opportunities that have already become apparent.”

Notes to Editors:

CMPi

CMP Information is the UK professional media division of United Business Media plc.

Operating in the UK and Europe, CMPi provides creative professional media solutions to around 20 industry sectors. Its products, including magazines, exhibitions, conferences, awards, directories and websites, are targeted at business professionals across a range of markets; these include Building & Property, Medical, Travel, Agriculture and Print.

Amongst its well-established brands are industry-leading publications including, Building, Pulse, Travel Trade Gazette, Farmers Guardian, Music Week and Chemist & Druggist. CMPi also has a number of leading directories, compendiums and information services such as Barbour Index, Building Product Compendium, ABI, Benns Media and The Knowledge. It also has a number of exhibitions recognised as the pre-eminent events in their respective market sectors. These include CPhI, The Interiors Event,  IFSEC and Food Ingredients Europe.

CMPi’s magazines reach over 660,000 readers directly through subscription and controlled circulation. CMPi has a significant classified advertising business and all of its 40 magazines carry classified sections, most notably those with a strong presence in their markets, such as Building, Building Design, Farmers Guardian and Printing World. Each year, over 330,000 business professionals and marketers visit its exhibitions each year.  In 2004 CMPi delivered revenue of £159.3 million and an operating profit of £21.1m.

UAP

From 22 locations around the UK UAP produces magazines and websites serving a diverse range of trading markets. UAP prints almost 1,000,000 magazines a week - all designed to help businesses and individuals to buy and sell products and services. UAP’s magazines are distributed through newsagents, by post and through free pick up in supermarkets and petrol stations - a distribution process pioneered by Auto Exchange magazine.

UAP’s magazines and websites are dedicated primarily to publishing advertisements but also have editorial. Almost every commercial aspect of business and private life is covered; from Trade-It’s local readers in Bristol selling anything domestic (including the kitchen sink!) to international transactions such as selling a complete business via the internet from Daltonsbusiness.com. And, there are the thousands of cars advertised for sale each week in Exchange & Mart.  In 2004 UAP generated revenue of £58.5m and an operating profit of £13.2m.

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151
Bob Wigley	Merrill Lynch	020 7995 2194
Richard Taylor	Merrill Lynch	020 7995 2052
Kevin J. Smith	Merrill Lynch	020 7995 3356

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release may include statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  Any such forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 25.

For immediate release	30 June 2005

United Business Media IFRS Confirmation

United Business Media (“UBM”) today publishes its 2004 interim and full year results restated in accordance with International Financial Reporting Standards (“IFRS”).  In February 2005 UBM published an estimate of the effects of IFRS on the profit for the 2004 financial year in accordance with UK GAAP.  Today’s detailed restatement reaffirms the estimate issued in February.  That note is repeated below for ease of reference – there have been no changes.

The 2004 financial statements issued today also include updated segmental analysis of UBM’s operating divisions – these have now been brought into line with recent changes to UBM management structures, the major changes having been announced at the time of UBM’s AGM in May.  The 2005 interim results – scheduled for publication on 27 July – will be reported in a format consistent with today’s restatement – and will include reconciliations to the old formats.

Full detailed copies of the restated accounts are available on the Investor Relations pages of the UBM website:

www.unitedbusinessmedia.com

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

IFRS SUMMARY ESTIMATE – as originally published in February 2005

UBM has estimated the impact of IFRS as if used as the accounting basis for its 2004 results.  There is a significant positive impact on profit due to the non amortisation of goodwill under IFRS; the net effect of other changes is expected to be immaterial.

£m’s

Profit for the financial year in accordance with UK GAAP	111.3
IFRS adjustments (unaudited)
- amortisation of goodwill and intangible assets	122.9
- share based payments	(1.5)
- equity accounting	1.7
- deferred tax	0.9
- pensions	0.1
- other	0.4
Profit in accordance with IFRS	235.8

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release may include statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.

Any such forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.